CNI CHARTER FUNDS

400 North Roxbury Drive
Beverly Hills, California 90210

February 26, 2013

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	CNI Charter Funds – File No. 333-186096

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of CNI Charter Funds be accelerated to February 27, 2013 pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

CNI Charter Funds

/s/  William Souza
Name:  William Souza
Title:  Vice President

SEI Investments Distribution Co.

/s/  Karen E. LaTourette
Name:  Karen E. LaTourette
Title:  Assistant Secretary and Chief Compliance Officer